May 7, 2012

John Hartz

Senior Assistant

Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:Fuwei Films (Holdings) Co., Ltd.

Form 20-F for the Year Ended December 31, 2011

Filed April 12, 2012

Response dated April 19, 2012

File No. 1-33176

Dear Mr. Hartz:

Fuwei Films (Holdings) Co., Ltd. (the “Company”) hereby provides its response (the “Response Letter”) to comments issued in a letter dated April 24, 2012 (the “Staff Letter”) regarding the Company’s Annual Report on Form 20-F for the year ended December 31, 2011 filed on April 12, 2012 (the “Annual Report”). The discussion below reflects our response to the Staff Letter.

Form 20-F for the Year Ended December 31, 2011

Item 15. Controls and Procedures, page 70

1.	We note your response to comment one from our letter dated April 11, 2012. In light of the fact that a material weakness existed with respect to your lack of knowledge and experience with U.S. GAAP and after careful consideration of your supplemental responses, we do not understand how you continue to conclude that your disclosure controls and procedures were nonetheless effective. Please amend your Form 20-F for the year ended December 31, 2011 to state that your disclosure controls and procedures were not effective as of December 31, 2011. In doing so, please also ensure that you include currently dated certifications that refer to the Form 20-F/A.

COMPANY RESPONSE:

1.	We are filing Amendment No. 1 to our Annual Report containing the requested amendments to Item 15. Controls and Procedures.

Sincerely,

/s/ Xiuyong Zhang
Xiuyong Zhang
Chief Financial Officer

CC: Mitchell S. Nussbaum, Esq.